AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
2018 Omnibus Incentive Plan
Form of Performance Unit Award Agreement: Free Cash Flow
You have been selected to receive a grant of Performance Units under the American Axle & Manufacturing Holdings, Inc. 2018 Omnibus Incentive Plan as stated below:
Participant:
Grant Date:
Number of Performance Units (Target Award Opportunity):
Performance Period:
Final Acceptance Date:
THIS AWARD AGREEMENT (the “Agreement”), is made effective as of the Grant Date (shown above) between American Axle & Manufacturing Holdings, Inc., a Delaware corporation (the “Company”), and the Participant.
RECITALS:

A.
The Company has adopted the American Axle & Manufacturing Holdings, Inc. 2018 Omnibus Incentive Plan (the “Plan”). The Plan is incorporated in and made a part of this Agreement. Capitalized terms not defined in this Agreement have the same meanings as in the Plan;

B.
The Compensation Committee of the Board of Directors (the “Committee”) determined that it is in the best interests of the Company and its shareholders to grant an Award to the Participant, under the terms of this Agreement and the Plan; and

C.
The Participant shall have no rights related to this Award unless he or she accepts this Award before the close of business on the Final Acceptance Date (shown above). A Participant who receives this Agreement in paper format shall indicate acceptance by signing and delivering a copy of this Agreement to the Company. A Participant who receives this Agreement electronically through the Merrill Lynch website shall indicate acceptance as instructed at www.benefits.ml.com. The Final Acceptance Date may be modified, in the sole discretion of the Company, upon written request of the Participant.

The parties agree as follows:
1.Grant of the Award and Performance Period. The Company grants to the Participant, on the terms and conditions of this Agreement, a Performance Unit award (the “Award”) with a target opportunity as specified above (the “Target Award Opportunity”), with each Performance Unit being equivalent to a fixed amount of $1.00, for the Performance Period specified above.
2.    Performance Measure and Performance Goals. The performance measure for this Award shall be the Company’s Free Cash Flow (“FCF”). FCF is defined as net cash provided by operating activities less capital expenditures net of proceeds from the sale of property, plant and equipment, subject to adjustment by the Committee. The performance goal shall be based on the three-year cumulative FCF over the Performance Period.
3.    Payout Matrix.

The Participant shall earn the percentage of the Target Award Opportunity that corresponds to the achieved performance goal for the Performance Period as set forth below:

Achieved Performance Goal	3-Year Cumulative Free Cash Flow	% of Target Award Opportunity Earned
No Payout	Less than $[ ]	0%
Threshold	$[ ]	50%
Target	$[ ]	100%
Maximum	$[ ] or higher	200% (capped)
Linear interpolation shall be used to determine the percent of Target Award Opportunity earned above the Threshold or below the Maximum, in the event that the Company’s three-year cumulative FCF falls between the percentages listed in the chart above.
4.    Determination of the Award. Subject to the Plan and this Agreement, the number of Performance Units earned by the Participant for the Performance Period shall equal the product of (a) and (b) where (a) is equal to the Participant’s Target Award Opportunity and (b) is equal to the percent of Target Award Opportunity earned as determined in Section 3 above. Performance below Threshold shall result in no payout to the Participant, and performance above Maximum shall result in a payout capped at the Maximum. The Committee shall have the sole authority to calculate the Participant’s earned Award.
1.    Form and Timing of Award. Subject to the approval of the Committee, payment of the Participant’s earned Award, if any, shall be made in cash, in a single lump sum, in the following manner:
(a)    Timing: Each Performance Unit earned by the Participant pursuant to Section 4 shall be settled by payment of $1.00. The Participant shall receive payment of his or her earned Performance Units no later than the fifteenth (15th) day of the third month following the end of the Performance Period (the “Payment Date”), provided that the Participant has been continuously employed by the Company through the end of the Performance Period, until and including the Payment Date.
(b)    Impact of Employment Termination: If the Participant’s employment is terminated during the Performance Period due to death, Disability, or Retirement, or by the Company other than for Cause, then the Participant shall be entitled to be paid a pro rata Award, as determined under this subparagraph (b). The pro rata Award shall equal the product of (x) and (y) where (x) is the Award the Participant would have earned based on Target performance and (y) is a fraction, the numerator of which is the number of calendar months that the Participant was employed by the Company during the Performance Period (with any partial month counting as a full month for this purpose) and the denominator of which is the number of months in the Performance Period. Any payments shall be made as soon as is practical following such payment determination but no later than the fifteenth (15th) day of the third month following the end of the quarterly reporting period that includes the date of termination of the Participant’s employment.
(c)    Impact of a Change in Control: Subject to Section 23.1 of the Plan, if a Participant (x) has in effect an employment, retention, Change in Control, severance or similar agreement with the Company or any Subsidiary or (y) is subject to a policy or plan of the Company or any Subsidiary that, in the case of either (x) or (y), discusses the effect of a Change in Control on a Participant’s Awards, then such agreement, plan or policy shall control. In all other cases, unless provided otherwise by the Committee prior to the date of the Change in Control, in the event of a Change in Control:
(i) If the Change in Control occurs prior to the end of the Performance Period, the Performance Units shall be deemed earned as if the Target performance goal was achieved. If the Change in Control occurs after the end of the Performance Period but prior to payment of the Award, the Performance Units will be earned based on actual performance during the Performance Period.
(ii) If a Successor so agrees, some or all outstanding Awards shall be assumed, or replaced with the same type of award with similar terms and conditions, by a Successor in the Change in Control transaction. If applicable, each Award that is assumed by a Successor shall be appropriately adjusted, immediately after such Change in Control, to apply to the Award that would have been issuable to a Participant upon the consummation of such Change in Control had the Award been earned immediately prior to such Change in Control, and other appropriate adjustments in the terms and conditions of the Award shall be made. Upon the termination of a Participant’s employment with a Successor in connection with or within twenty-four (24) months following the Change in Control for any reason other than an involuntary termination by a Successor for cause or a voluntary termination by the Participant without good reason (as cause and good reason (or analogous terms) are defined by an applicable employment agreement or a change in control plan or policy (including, without limitation, the AAM Change in Control Plan) or, if not applicable, the policies generally applicable to employees of a Successor), all of the Participant’s Awards that are in effect as of the date of such termination shall vest in full as provided in Section 5(c)(i) effective on the date of termination.
(iii) To the extent a Successor in the Change in Control transaction does not assume the Awards or issue replacement awards as provided in Section 5(c)(ii), then, unless provided otherwise by the Committee, immediately prior to the date of the Change in Control all Awards that are then held by Participants shall be cancelled in exchange for the right to receive a cash payment equal to the product of (x) and (y) where (x) is the number of Performance Units earned as provided in Section 5(c)(i) and (y) is a fraction, the numerator of which is the number of calendar months that the Participant was employed by the Company during the Performance Period (with any partial month counting as a full month for this purpose) and the denominator of which is the number of months in the Performance Period multiplied by $1.00.
Any payments shall be made as soon as is practical following such payment determination but no later than the fifteenth (15th) day of the third month following the end of the quarterly reporting period that includes the date of the occurrence of a Change in Control.
(d)    Forfeiture. Except as otherwise expressly stated in Sections 5(b) and 5(c), if the Participant’s employment with the Company terminates for any reason prior to the end of the Performance Period, then the Participant shall not be entitled to the payment of any Award hereunder.
(e)    Definitions
(i) “Change in Control:” For purposes of this Agreement, “Change in Control” means any one of the following:
(A) Any person or entity, including a “group” as defined in Section 13(d)(3) of the Exchange Act other than the Company or a wholly owned Subsidiary thereof or any employee benefit plan of the Company or any of its Subsidiaries, becomes the beneficial owner of the Company’s securities having 30% or more of the combined voting power of the then outstanding securities of the Company that may be cast for the election of Directors of the Company (other than as a result of an issuance of securities initiated by the Company in the ordinary course of business); or
(B) As the result of, or in connection with, any cash tender or exchange offer, merger or other business combination, sale of assets or contested election, or any combination of the foregoing transactions, less than a majority of the combined voting power of the then outstanding securities of the Company or any successor corporation or entity entitled to vote generally in the election of the Directors of the Company or such other corporation or entity after such transaction are held in the aggregate by the holders of the Company’s securities entitled to vote generally in the election of Directors of the Company immediately prior to such transaction; or
(C) During any period of two consecutive years, individuals who at the beginning of any such period constitute the Board cease for any reason to constitute at least a majority thereof, unless the election, or the nomination for election by the Company’s stockholders, of each Director of the Company first elected during such period was approved by a vote of at least two-thirds of the Directors of the Company then still in office who were Directors of the Company at the beginning of any such period; or
(D) The stockholders of the Company approve a plan of complete liquidation of the Company or the sale or disposition by the Company of all or substantially all of the Company’s assets, other than a liquidation of the Company into a wholly owned subsidiary.
Notwithstanding the foregoing, to the extent that any Award constitutes a deferral of compensation subject to Section 409A (as defined in Section 13 below), and if that Award provides for a change in the time or form of payment upon a Change in Control, then no Change in Control shall be deemed to have occurred upon an event described in subsections (A), (B), (C) and (D) above, unless such event shall constitute a “change in ownership” or “change in effective control” of, or a change in the ownership of a substantial portion of the assets of the Company under Section 409A.
(ii) “Disability:” For purposes of this Agreement, “Disability” means either of the following: (a) inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months; or (b) by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than 3 months under an accident and health plan covering Employees.
(iii) “Cause:” For purposes of this Agreement, "Cause" means (i) neglect of or willful and continuing refusal of the Participant to perform his or her duties with the Company (other than due to Disability), (ii) a breach of any non-competition or "no raid" covenants to which the Participant is subject, (iii) engaging in conduct which is demonstrably injurious to the Company, the Company's subsidiaries or affiliates (including, without limitation, a breach of any confidentiality covenant to which the Participant is subject), or (iv) a conviction or plea of guilty or nolo contendere to a felony or a misdemeanor involving moral turpitude, dishonesty or theft, in each case as determined in the sole discretion of the Company. If an employment agreement between the Company and the Participant is in effect or a change in control plan or policy is in effect in which the Participant participates or to which such Participant is subject (including, without limitation, the AAM Change in Control Plan), "Cause" has the meaning, if any, defined therein.
(iv) “Retirement:” For purposes of this Agreement, “Retirement” means the Participant’s voluntary resignation at any time (i) after attaining age 65, (ii) after attaining age 55 but prior to age 65 with ten or more years of continuous service with the Company or a Subsidiary or (iii) after attaining age 60 but prior to age 65 with five or more years of continuous service with the Company or a Subsidiary.
2.    Beneficiary Designation. The Participant may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under this Agreement is to be paid in case of his or her death before he or she receives any or all of such benefit. Each such designation shall revoke all prior designations by the Participant, shall be in a form prescribed by the Company, and will be effective only when delivered by the Participant in writing to the Corporate Human Resources Department of the Company during the Participant’s lifetime. In the absence of any such designation, benefits remaining unpaid at the Participant’s death shall be paid to the Participant’s estate.
3.    No Right to Continued Employment or Further Awards.
(a)    Neither the Plan nor this Agreement shall be construed as (i) giving the Participant any right to continue in the employ of the Company and its Subsidiaries or (iii) giving the Participant any right to be reemployed by the Company and its Subsidiaries following any termination of employment. The termination of employment provisions in this Agreement only apply to the treatment of the Award as specified herein and shall not otherwise affect the Participant’s employment relationship. Nothing contained in this Agreement shall be deemed to constitute or create a contract of employment.
(b)    The Company has granted the Award to the Participant in its sole discretion. The Award does not form part of the Participant’s employment contract, if any. Neither this Agreement nor the Plan confers on the Participant any right or entitlement to receive another Award, or any other similar award at any time in the future or in respect of any future period. The Award does not confer on the Participant any right or entitlement to receive compensation in any specific amount for any future fiscal year, and does not diminish in any way the Company's discretion to determine the amount, if any, of the Participant's compensation.
4.    Transferability.
(a)    The Award shall not be transferable other than by will, the laws of descent and distribution, pursuant to a domestic relations order entered by a court of competent jurisdiction or to a Permitted Transferee for no consideration pursuant to the Plan. Any Award transferred to a Permitted Transferee shall be further transferable only by will, the laws of descent and distribution, pursuant to a domestic relations order entered by a court of competent jurisdiction, or, for no consideration, to another Permitted Transferee of the Participant.

(b)    Except as set forth in the Plan, a Participant’s rights under the Plan shall be exercisable during the Participant’s lifetime only by the Participant, or in the event of the Participant’s legal incapacity, the Participant’s legal guardian or representative.
5.    Withholding. Subject to the Plan, the Company may require any individual entitled to receive a payment of an Award to remit to the Company prior to payment, an amount sufficient to satisfy any applicable federal, state, local and foreign tax withholding requirements. The Company shall also have the right to deduct from all cash payments made to a Participant (whether or not such payment is made in connection with an Award) any applicable taxes required to be withheld with respect to such Award.
6.    Notices. Notice under this Agreement shall be addressed to the Company in care of its Secretary at the principal executive offices of the Company and to the Participant at the address appearing in the records of the Company for the Participant, or to either party at another address that the party designates in writing to the other. Notice shall be effective upon receipt.
7.    Governing Law. The interpretation, performance and enforcement of the Award and this Agreement shall be governed by the laws of the State of Delaware without regard to principles of conflicts of law. To the extent any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable or invalid for any reason, the remaining provisions of this Agreement shall remain in full force and effect.
8.    Award Subject to Plan.
(a)    The Award is granted subject to the Plan and to such rules and regulations the Committee may adopt for administration of the Plan. The Committee is authorized to administer, construe, and make all determinations necessary or appropriate to administer the Plan and this Agreement, all of which shall be binding upon the Participant.
(b)    To the extent of any inconsistencies between the Plan and this Agreement, the Plan shall govern. This Agreement and the Plan constitute the entire agreement between the parties regarding the subject matter hereof. They supersede all other agreements, representations or understandings (whether oral or written, express or implied) that relate to the subject matter hereof.
(c)    The Committee may terminate, amend, or modify or suspend the Plan and amend or modify this Agreement; provided, however, that no termination, amendment, modification or suspension shall materially and adversely affect the Participant’s rights under this Agreement, without the Participant’s written consent.
9.    Section 409A.
(a)    The Award is not intended to provide for a “deferral of compensation” within the meaning of Section 409A of the U.S. Internal Revenue Code and the final rules promulgated thereunder (“Section 409A”) and shall be interpreted and construed in a manner consistent with that intent. If any provision of this Agreement or the Plan causes the Award to be subject to the requirements of Section 409A, or could otherwise cause the Participant to recognize income or be subject to the interest and penalties under Section 409A, then the provision shall have no effect or, to the extent practicable, the Committee may, in its sole discretion and without the Participant’s consent, modify the provision to (i) comply with, or avoid being subject to Section 409A, or to avoid the incurrence of any taxes, interest and penalties under Section 409A, and/or (ii) maintain, to the maximum extent practicable, the original intent and economic benefit to the Participant of the applicable provision without materially increasing the cost to the Company or contravening the provisions of Section 409A. This Section 13 does not create an obligation of the Company to modify the Plan or this Agreement and does not guarantee that the Award will not be subject to taxes, interest and penalties under Section 409A.
(b)    If a Participant is a “specified employee” as defined under Section 409A and the Participant’s Award is to be settled on account of the Participant’s separation from service (for reasons other than death) and such Award constitutes “deferred compensation” as defined under Section 409A, then any portion of the Participant’s Award that would otherwise be settled during the six-month period commencing on the Participant’s separation from service shall be settled as soon as practicable following the conclusion of the six-month period (or following the Participant’s death if it occurs during such six-month period).
10.    Recoupment. The Participant’s earned Award shall be subject to any clawback, recoupment or similar policy as permitted or mandated by applicable law, rules, regulations or any Company policy as enacted, adopted or modified from time to time.
11.    Electronic Delivery. The Company may, in its sole discretion, deliver any documents related to current or future participation in the Plan by electronic means. By accepting this Award, the Participant consents to receive such documents by electronic delivery and to participate in the Plan through an on-line or electronic system established and maintained by the Company or a third party designated by the Company, including Merrill Lynch.
12.    Personal Data Privacy. The Participant explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of the Participant’s personal data by and among, as applicable, the Company and its subsidiaries for the exclusive purpose of implementing, administering and managing the Participant’s participation in the Plan. The Participant understands that the Company may hold certain personal information about the Participant, including, but not limited to, the Participant’s name, home address and telephone number, date of birth, social security number (or any other social or national identification number), salary, nationality, job title and number of Performance Units for the purpose of implementing, administering and managing the Participant’s Award (the “Data”). The Participant understands that the Data may be transferred to the Company or to any third parties assisting in the implementation, administration and management of the Plan, that these recipients may be located in the Participant’s country or elsewhere, and that any recipient’s country may have different data privacy laws and protections than the Participant’s country. The Participant authorizes the recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the sole purpose of implementing, administering and managing the Participant’s participation in the Plan. Furthermore, the Participant acknowledges and understands that the transfer of the Data to the Company or to any third parties is necessary for the Participant’s participation in the Plan. The Participant may view the Data, request information about the storage and processing of Data, request any corrections to Data, or withdraw the consents herein (in any case, without cost to the Participant) by contacting Corporate Human Resources in writing. The withdrawal of any consent by the Participant may affect the Participant’s participation in the Plan. The Participant may contact Corporate Human Resources for further information about the consequences of any withdrawal of consents herein.
13.    Headings. The headings of sections and subsections are included solely for convenience of reference and shall not affect the meaning of the provisions of this Agreement.
14.    Successor. All obligations of the Company under the Plan and this Agreement, with respect to the Award, shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.
15.    Signature in Counterparts. If delivered in paper format, this Agreement may be signed in counterparts. Each counterpart shall be an original, with the same effect as if the signatures were on the same instrument.
16.    Enforceability. To the extent any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable or invalid for any reason, the remaining provisions of this Agreement shall not be affected by such holding and shall continue in full force in accordance with their terms.
17.    Language. If the Participant has been provided with a copy of this Agreement, the Plan or any other document relating to this Award in a language other than English, the English language shall govern in the event of any inconsistency.
18.    Waiver. No failure or delay by the Company to enforce any provision of this Agreement or exercise any right or remedy provided by law shall constitute a waiver of that or any other provision, right or remedy, nor shall it prevent or restrict the further exercise of that or any other provision, right or remedy. No single or partial exercise of such provision, right or remedy shall prevent or restrict the further exercise of that or any other provision, right or remedy.
19.    Foreign Exchange Restrictions. The Participant understands and agrees that neither the Company or its subsidiaries are responsible or liable for any foreign exchange fluctuations between the Participant’s local currency (if applicable) and the United States Dollar (or the selection by the Company or a subsidiary of any applicable foreign exchange rate it may determine in its discretion to be appropriate) that may affect the value of this Award or the calculated income, taxes or other amounts thereunder or any related taxes or other amounts.
20.    Appendix. Notwithstanding anything in this Agreement to the contrary, if the Participant resides outside of the United States, certain additional terms and conditions in the attached appendix (the “Appendix”) will apply to the Participant and the Award. If the Participant relocates from the United States to a country outside the United States or relocates between the jurisdictions specified in the Appendix, the additional terms and conditions, as applicable, will apply to the Participant, to the extent that the Committee determines that the application of such terms and conditions is necessary or advisable in order to comply with local law or facilitate the administration of the Plan. The Appendix constitutes part of this Agreement.
AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
By: __________________________________
Title: __________________________________
Agreed and acknowledged as of the date of grant:
___________________________________
(Participant's signature)

APPENDIX
COUNTRY SPECIFIC NOTICES, TERMS AND CONDITIONS
(Cash-Settled Awards)

The following country-specific notices, disclaimers, and/or terms and conditions apply to grantees in the countries listed below and may be material to the Participant’s participation in the Plan. Such information may apply if the Participant resides or works in, or moves to or otherwise becomes subject to the laws or Company policies of, a particular country while holding Awards received under the Plan. In any such case, the Company may also withhold or account for tax or related liabilities in more than one jurisdiction. The Participant is solely responsible for any obligations outlined below. As local laws are often complex and change frequently and the information provided is general in nature and may not apply to the Participant’s specific situation, the Company cannot assure the Participant of any particular result, and the Participant should seek his or her own professional legal and tax advice.

European Union	Data Privacy

The following supplements the Personal Data Privacy section of the Agreement:

For purposes of European Union data protection laws, American Axle & Manufacturing Holdings, Inc. with registered office at One Dauch Drive, Detroit, Michigan, MI 48211-1198, USA is the data controller. Providing personal data is voluntary but necessary to be a beneficiary of the Plan. Any personal data provided will be held only as long as is necessary to implement, administer and manage the Participant’s participation in the Plan. The Participant has a right to access and rectify his or her data and request additional information about the storage and processing of the Participant’s data, without cost, in accordance with European Union data protection law. The Participant also has the right to refuse or withdraw the consents herein.

For the purpose of operating the Plan, personal data in relation to Participants shall be collected, processed and transferred in accordance with the terms of any data privacy notice made available to participants.

Brazil    Foreign asset reporting
Rules regarding the reporting of assets held outside Brazil may apply upon vesting.

Czech Republic	Please refer to the European Union section above.

France	Foreign asset reporting
Rules regarding the reporting of assets held outside France may apply to the Award received upon vesting.

Please also refer to the European Union section above.

Germany    Please refer to the European Union section above.

Mexico    Acknowledgment of terms of the Agreement

In accepting the Award, the Participant acknowledges that he or she has reviewed the terms and conditions contained in this Agreement and the Plan, fully understands and agrees with them, and in particular expressly confirms that the Participant’s participation in the Plan is voluntary and does not constitute an acquired right, and that the Plan and participation in the Plan are offered by the Company on a wholly discretionary basis.

Spain    Foreign asset reporting

Rules regarding the reporting of assets held outside Spain may apply to Award received upon vesting.

Please also refer to the European Union section above.

Sweden    Please refer to the European Union section above.

United Kingdom    Tax Withholding

In addition to Section 9.Withholding of the Agreement, the Participant acknowledges and agrees that the ultimate responsibility to pay any tax, social security contributions, payroll tax or other amounts (“Taxes Due”) required by law or regulation to be withheld with respect to any taxable event arising in relation to the RSUs, such as on settlement of the Award, is the Participant’s responsibility, and the Participant agrees to indemnify and hold the Company and the Participant’s employer harmless from any losses, costs, damages, or expenses relating to the Taxes Due. The Participant agrees that the Company and/or the employer may recover the Taxes Due from the Participant by any of the means specified in Section 9 of the Agreement or the Plan.

Please also refer to the European Union section above.